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                                                                 EXHIBIT (a)(iv)

                                 FOURTH NOTICE
                               TO THE HOLDERS OF
                         COMPREHENSIVE CARE CORPORATION
                   7 1/2% CONVERTIBLE SUBORDINATED DEBENTURES
                    DUE APRIL 15, 2010 (CUSIP NO. 204620AA6)
                               (THE "SECURITIES")


       THIS FOURTH NOTICE IS HEREBY given to the Holders of the above-referenced Securities, as provided for under the Indenture dated as of April 25, 1985 (the "Indenture") between Comprehensive Care Corporation, a Delaware corporation (the "Company"), and Bank of America National Trust and Savings Association (the "Trustee"), that, as more fully described below, the Company has delivered to the Trustee, and has requested the Trustee to mail to the Holders, both (1) the enclosed notice from the Company setting October __, 1995, as the special record date for the interest payments on the Securities which the Company failed to make on October 17, 1994, and on April 17, 1995, and also setting October 16, 1995 as the payment date for such interest payments on the Securities and interest on the interest from the date of the missed payment, and which is also the payment date for the next semi- annual interest payment (the "Company Notice"), and (2) the enclosed Notice of Rescission of Acceleration.
Capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Indenture.

       As the Holders are aware, on November 22, 1994, the Trustee notified the Holders by mail (the "First Notice") that an Event of Default had occurred under the Indenture in that the Company had failed to make its interest payment on the Securities which was due and payable on October 17, 1994, and had continued to fail to make such missed interest payment for a period of 30 days. On February 13, 1995, the Trustee notified the Holders by mail (the "Second Notice") that
(1) the Holders of at least 25% in principal amount of the then outstanding Securities had, pursuant to Section 6.02 of the Indenture, by written notice to the Company and the Trustee declared the principal of and accrued interest on all the Securities to be immediately due and payable, and (2) the Company had delivered to the Trustee, and had requested the Trustee to mail to the Holders, both a notice from the Company and a Notice of Rescission of Acceleration. In order to rescind the acceleration of the Securities pursuant to Section 6.02 of the Indenture, the Holders of at least a majority in principal amount of the then outstanding Securities had to execute and return to the Trustee such Notice of Rescission of Acceleration by 1:00 p.m., Los Angeles, California time on February 28, 1995. The requisite number of Holders did not so execute and return to the Trustee such Notice of Rescission of Acceleration. As the Holders are aware, on May 23, 1995, the Trustee notified the Holders by mail (the "Third Notice") that another Event of Default had occurred under the Indenture in that the Company had failed to make its interest payment on the Securities which was due and payable on April 17, 1995, and had continued to fail to make such missed interest payment for a period of 30 days.

       Section 6.02 of the Indenture provides that "[t]he Holders of a majority in principal amount of the then outstanding Securities by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if any existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration." The Trustee has not as of this date been notified of any judgment or decree with which a rescission of the acceleration of the Securities would conflict; and as of this date the only existing Events of Default of which the Trustee has been notified is the failure of the Company to make the interest payments on the Securities which became due and payable on October 17, 1994, and on April 17, 1995.

       The Company has delivered to the Trustee, and has requested the Trustee to mail to the Holders, both (1) the enclosed Company Notice setting October __, 1995, as the special record date for the interest payments on the Securities which the Company failed to make on October 17, 1994, and on April 17, 1995, and also setting October 16, 1995, as the payment date for such interest payments on the Securities which the Company failed to make on October 17, 1994, and on April 17, 1995, and (2) the enclosed Notice of Rescission of Acceleration. Please note that, as set forth in the Company Notice, the Company's payment of the missed October 17, 1994 interest payment (together with interest thereon from and



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including October 15, 1994, and to but not including October 16, 1995) and of the missed April 17, 1995 interest payment (together with interest thereon from and including April 15, 1995, and to but not including October 16, 1995) is expressly conditioned, subject to waiver by the Company of such condition, upon the effective rescission of the acceleration of the Securities by Holders of a majority in principal amount of the currently outstanding Securities executing and returning to the Trustee the enclosed Notice of Rescission of Acceleration on or before 5:00 p.m., Los Angeles, California time on or before October __, 1995. The Company has expressly reserved its right to postpone the record and payment dates for interest if required by law.

       If a Holder wants the principal of and accrued interest on all the Securities to remain immediately due and payable, a Holder does not need to do anything. If a Holder wants to rescind the acceleration of the principal of and interest on the Securities, a Holder must execute the enclosed Notice of Rescission of Acceleration and return that executed Notice of Rescission of Acceleration to the Trustee at the address for the Trustee set forth in the following paragraph. An executed Notice of Rescission of Acceleration must be received by the Trustee by no later than 5:00 p.m., Los Angeles, California time, on October __, 1995, or a subsequent date established by the Company in connection with the postponement of the payment date.

       The Company has informed the Trustee that the Company [has mailed or will be mailing on September __, 1995,] to the Holders an offer by the Company to exchange for the currently outstanding Securities with cash and common stock of the Company. The Company has further informed the Trustee that such offer by the Company is being made pursuant to the March 3, 1995, agreement between the Company and an ad hoc committee of Holders.

       The Trustee will continue with its duties under the Indenture and will monitor developments in this matter and intends to communicate with the Holders of the Securities as it deems appropriate as it learns of developments concerning this matter. Any directions or inquiries regarding this matter should be directed to Ms. Sandy Chan, Trust Officer, Bank of America National Trust and Savings Association, Corporate Trust Administration, Department #8510, 333 South Beaudry Avenue, 25th Floor, Los Angeles, California 90017, telephone:
(213) 345-4652.

NOTE: IF YOU ARE A NOMINEE OR A DEPOSITORY AND NOT A BENEFICIAL HOLDER, PLEASE FORWARD COPIES OF THIS NOTICE IMMEDIATELY TO YOUR CLIENTS WHO ARE BENEFICIAL HOLDERS OF THE SECURITIES.

Dated:         September __, 1995

                                     BANK OF AMERICA NATIONAL TRUST AND SAVINGS
                                     ASSOCIATION, as Trustee